EXHIBIT 16

Richard M. Prinzi, Jr.

Certified Public Accountant

8403 7th Avenue

Brooklyn, New York 11228

(718) 748-2300

Securities and Exchange Commission

Washington, D.C. 20549

Gentleman:

I was previously the principal accountant for Flagstick Ventures, Inc. and its subsidiary (collectively the “Company”).

Effective April 27, 2004, I resigned from this account due to my decision to no longer provide audit services to any SEC regulated clients.

I confirm that I have not had any disagreements with the Company on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure or any reportable events.

Very truly yours,

/s/ “Richard M. Prinzi, Jr.”
Richard M. Prinzi, Jr. CPA
Brooklyn, New York
April 29, 2004